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July 11, 2023

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-3561

Attn:	Bradley Ecker

Martin James

Erin Purnell

Beverly Singleton

Re: SharkNinja Global SPV, Ltd.

Registration Statement on Form F-1

Filed on June 28, 2023

File No. 333-272973

On behalf of our client, SharkNinja, Inc., a Cayman Islands corporation (the “Company”), we hereby provide responses to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 3, 2023 (the “Comment Letter”) with respect to the above-referenced Registration Statement on Form F-1 filed with the Commission on June 28, 2023 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is filing, through the Commission’s Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system, an amendment to the Registration Statement (the “Amendment”) in response to the Staff’s comments and to reflect certain other changes.

The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in bold and italics below. All references to page numbers and captions (other than those in the Staff’s comments and unless otherwise stated) correspond to the page numbers and captions in the Amendment.

Securities and Exchange Commission

July 11, 2023

General

1.	We note the inclusion of several agreements entered into between SharkNinja and JS Global as exhibits to your registration statement. Please describe the material terms of these agreements wherever applicable in your registration statement. Refer to Item 404 of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure starting on page 148 to further describe the material terms of the agreements entered into between SharkNinja and JS Global.

* * * * *

Please contact me at (212) 735-3712 or ryan.dzierniejko@skadden.com if the Staff has any questions or requires additional information.

Very truly yours,

/s/ Ryan J. Dzierniejko

cc:	Mark Barrocas, President, SharkNinja, Inc. Larry Flynn, Interim Chief Financial Officer and Chief Accounting Officer, SharkNinja, Inc.

Pedro J. Lopez-Baldrich, Chief Legal Officer, SharkNinja, Inc.

Howard L. Ellin, Skadden, Arps, Slate, Meagher & Flom LLP

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